NAME OF REGISTRANT:
Franklin Tax-Free Trust
File No. 811-4149

EXHIBIT ITEM No. 77I(b):

The Registrant is an open-end management investment company consisting of 27 separate series. As of May 1, 1995, most of the series offer two classes of shares to their investors. Shares of each class of a series represent proportionate interests in the assets of such series and have the same voting and other rights and preferences as the other classes and series of the Registrant for matters that affect the Registrant as a whole. For matters that only affect a certain class of a series' shares, however, only shareholders of that class will be entitled to vote. Therefore each class of shares of a series will vote separately on matters (1) affecting only that class of such series, (2) expressly required to be voted on separately by state business trust law, or (3) required to be voted on separately by the 1940 Act, or the rules adopted thereunder. For instance, if a change to the Rule 12b-1 plan relating to Class I shares of a series requires shareholder approval, only shareholders of Class I of that series may vote on the change to the Rule 12b-1 plan affecting that class. Similarly, if a change to the Rule 12b-1 plan relating to Class II shares requires approval, only shareholders of Class II of such series may vote on changes to such plan. On the other hand, if there is a proposed change to the investment objective of a series, this affects all shareholders of that series, regardless of which class of shares they hold and, therefore, each share has the same voting rights.